UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission file number 1-15399
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Packaging Corporation of America
1900 West Field Court
Lake Forest, IL 60045

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
B. Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
C. Exhibit
Item 23.1 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm
Benefits Administration Committee
Packaging Corporation of America Retirement Savings Plan for Salaried Employees
We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Chicago, Illinois
June 25, 2009

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Interest in Master Trust	$161,360,124	$221,177,985
Participant loans	4,376,143	4,190,060
Contributions receivable:
Company	353,709	348,343
Participant	459,184	473,082

	166,549,160	226,189,470

Liabilities
Administrative expenses	28,383	32,777

Net assets at fair value	166,520,777	226,156,693

Adjustment from fair value to contract value	5,273,066	213,302

Net assets available for benefits	$171,793,843	$226,369,995

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2008	2007
Additions
Contributions:
Participants	$13,219,313	$12,818,883
Company	9,284,157	8,584,962
Rollover	1,444,233	1,350,598
Interest income from participant loans	288,770	247,848

Total additions	24,236,473	23,002,291
Deductions
Benefit payments	14,175,160	16,833,407
Administrative expenses	314,258	302,821

Total deductions	14,489,418	17,136,228

Net investment (loss) income from Master Trust	(64,323,207)	21,552,899

Net (decrease) increase	(54,576,152)	27,418,962
Net assets available for benefits:
Beginning of year	226,369,995	198,951,033

End of year	$171,793,843	$226,369,995

See accompanying notes.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2008 and 2007
1. Description of the Plan
          The following description of the Packaging Corporation of America (the “Company” or “PCA”) Retirement Savings Plan for Salaried Employees (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
          The Plan is a defined contribution plan, established February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan who have completed six months of service, as defined.
Contributions
          Upon enrolling in the Plan, participants may contribute between 1% and 50% of annual pretax compensation, as defined, with such contributions limited to $15,500 in 2008 and 2007 for employees under age 50 and $20,500 in 2008 and 2007 for employees age 50 and older. Participants may also rollover qualifying distributions from other qualified plans.
          The Company matches participant pretax contributions on the following basis:
•	The first 4% of pretax contributions are matched at a rate of 80%.

•	The next 4% of pretax contributions are matched at a rate of 50%.
          All matching contributions are invested in the PCA Common Stock Fund. Participants are eligible to transfer or withdraw the value from the PCA Common Stock Fund immediately following the deposit into their account.
          In addition to the Company’s matching contribution, the Company also makes a retirement savings contribution to eligible employees after one year of service up to 5% of compensation based on years of service, as defined. The contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.
Participant Accounts
          Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting
          Participants are immediately 100% vested in the value of their pretax and Company matching contributions and rollovers from other qualified plans.
          The Company retirement savings contribution becomes 100% vested upon completion of three years of service effective December 19, 2006, or upon reaching 65 years of age, permanent disability, or death while employed by the Company. Forfeited balances of nonvested terminated participants will be applied to reduce future Company contributions.
Investment Options
          Participants may elect to invest their ongoing pretax contributions, the Company retirement savings contribution, and the value of their entire accumulated account balance in any of the available investment options provided by the Plan. Ongoing Company matching contributions and related earnings are invested in the PCA Common Stock Fund.
          Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the Summary Plan Description.
Benefit Payments
          In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in kind unless an election is made to be distributed in cash. In-service withdrawals of rollover contributions and related earnings are available for any reason. In-service withdrawals of certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and the vested value of their Company retirement savings contribution at any time. Participants who have attained the age of 59 1/2 may withdraw the entire value, or any portion thereof, of their account balance at any time.
Administrative Expenses
          Administrative expenses are paid from Plan assets, to the extent not paid by the Company.
Participant Loans
          A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 54 months,with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which payment can be made via personal check or money order.
Plan Termination
          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Significant Accounting Policies
Recent Accounting Pronouncements
          In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. This statement was effective for plan years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP No. 157-3 clarifies the application of SFAS No. 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP No. 157-3 was effective upon the issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS No. 157 on January 1, 2008. For additional information regarding SFAS No. 157, see Note 4.
          In April 2009, the FASB issued FSP No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. FSP No. 157-4 supersedes FSP No. 157-3 and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset of liability. FSP No. 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157. FSP No. 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provision of FSP No. 157-4 will have on the Plan’s financial statements.
Basis of Accounting
          The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
          The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (the “Master Trust”) represents the Plan’s share of the Master Trust’s investments stated at fair value. Securities traded on a national securities exchange are valued by the Master Trust at the last reported sales price on the last business day of the plan year, and investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued by the Master Trust at the average of the last reported bid and ask prices. The fair value of mutual funds and common stocks is based on quoted redemption values on the last business day of the Plan’s fiscal year. Common collective trust funds are valued using net asset value (the “NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. Short-term investments are stated at cost, which approximates fair value. Participant loans are stated at their unpaid principal balance, which approximates fair value.
          The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”). The synthetic GICs are recorded at fair value; however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive synthetic GICs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses.
          Purchases and sales of securities are recorded on settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Contracts
     The JP Morgan Stable Value Fund, a synthetic GIC, provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party. The account is credited with interest as specified in the contract and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal plus accumulated interest. The contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.
     There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index but cannot be less that zero.
     In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include: (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a similar wrap contract.
     Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provision of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.
     The average yields for the JP Morgan Stable Value Fund are as follows:

	2008	2007
Based on actual earnings	6.19%	6.32%

Based on interest rate credited to participants	3.57%	5.52%
Contributions
          Participant contributions are made through payroll deductions and recorded in the period the deductions are made. Company contributions are deposited as soon as administratively practicable after each pay period.
Use of Estimates
          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust
          The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. All of the Plan’s assets, with the exceptions of the participant loans, are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments and plan specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2008, the Plan’s interest in the net assets of the Master Trust was 61.9%, with a fair value of $161,360,124. At December 31, 2007, the Plan’s interest in the net assets of the Master Trust was 63.7%, with a fair value of $221,177,985.
          The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

		Plan’s		Plan’s
	December 31,	Percentage	December 31,	Percentage
	2008	Interest	2007	Interest
Assets
Mutual funds
Fidelity Growth Company	$38,157,678	53.1%	$72,059,340	53.0%
EuroPacific Growth	20,267,425	67.6	44,334,460	64.5
Artisan Small Cap	—	—	19,572,098	63.5
PIMCO Total Return Fund	24,428,638	67.3	18,845,545	67.7
Hotchkis and Wiley Core Value	—	—	16,869,009	66.5
American Balanced R4	9,684,445	56.4	13,785,929	56.0
Rainer Mid Cap	525,675	51.9	—	—
Columbia Small Cap Growth I2 Fund	9,546,448	64.3	—	—
Loomis Sayles Value Y Fund	9,221,251	66.8	—	—

Total mutual funds	111,831,560	61.2	185,466,381	59.8
Common collective trust funds
JP Morgan Liquidity Fund	12,607,698	56.7	16,941,976	49.7
JP Morgan Intermediate Bond Fund	87,050,624	49.6	68,095,847	52.0
BGI Equity Index Fund	13,011,576	73.3	23,664,814	73.0

Total common collective trust funds	112,669,898	53.1	108,702,637	56.2
Common stocks
PCA	29,731,019	93.4	43,374,888	95.2
Pactiv	5,167,098	80.8	6,351,050	80.8
Tenneco	120,820	77.4	1,330,563	80.0

Total common stocks	35,018,937	91.4	51,056,501	93.0
Short-term investment fund
Short term investments	1,187,323	87.2	1,728,578	96.8

Total assets at fair value	260,707,718	61.9	346,954,097	63.7
Adjustment from fair value to contract value	10,593,365	49.8	417,403	51.1

Net assets available for benefits	$271,301,083	61.4%	$347,371,500	63.7%

          Investment income (loss) for the Master Trust was as follows:

	Year Ended
	December 31,
	2008	2007
Interest income	$5,490,663	$4,094,395
Dividends	3,342,343	2,777,653
Other income	525,927	459,481
Net realized and unrealized (depreciation) appreciation in fair value of:
Mutual funds	(64,183,992)	15,879,512
PCA common stock	(26,484,888)	9,221,343
Other common stocks	(1,507,203)	(2,238,737)
Common collective trust funds	(8,039,258)	1,271,122

Total investment income (loss)	$(90,856,408)	$31,464,769

4. Fair Value Measurements
          The Plan adopted SFAS No. 157 effective January 1, 2008. SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value, and requires certain disclosures. SFAS No. 157 clarifies that fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
          Level 1 — observable inputs such as quoted prices in active markets
          Level 2 — inputs other than quoted prices in active markets, that are observable either directly or indirectly
          Level 3 — unobservable inputs in which there is little or no market data that require the reporting entity to develop its own assumptions
          The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.
          Assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in SFAS No. 157. The valuation techniques are as follows:
          (a) Market approach — prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities
          (b) Cost approach — amount that would be required to replace the service capacity of an asset (replacement cost)
          (c) Income approach — techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing, and excess earnings models)
          See Note 2 for additional information regarding investment valuation.

     The fair values of the Master Trust’s and the Plan’s investments are measured as follows:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3
Master trust investments
Mutual funds	$111,831,560	$—	$—
Common stocks	35,018,937	—	—
Short - term investment fund	1,187,323	—	—
Common collective trust funds	—	112,669,898	—

Total master trust investments	$148,037,820	$112,669,898	$—

Plan
Participant loans	$—	$—	$4,376,143

     The following table presents the changes in the fair value of the Plan’s participant loans classified as Level 3 in the fair value hierarchy:

Year Ended
December 31, 2008
Participant Loans
Balance, beginning of year	$4,190,060
Purchases, sales, issuances and settlements, net	186,083

Balance, end of year	$4,376,143

     There were no changes in the Plan’s valuation techniques used to measure fair values as a result of adopting SFAS No. 157.
5. Tax Status
          The Plan has received a determination letter from the Internal Revenue Service (the “IRS) dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
6. Risks and Uncertainties
          The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
          The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$171,793,843	$226,369,995
Amounts allocated to withdrawn participants	(346,093)	(73,270)
Adjustment of investments from fair value to contract value	(5,273,066)	(213,302)

Net assets available for benefits per the Form 5500	$166,174,684	$226,083,423

          The following is a reconciliation of net decrease per the financial statements to Form 5500:

Year ended
December 31, 2008
Total net decrease per the financial statements	$(54,576,152)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at beginning of the period	213,302
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at end of period	(5,273,066)
Amounts allocated to withdrawing participants at December 31, 2007	73,270
Amounts allocated to withdrawing participants at December 31, 2008	(346,093)

Total net decrease per the Form 5500	$(59,908,739)

Supplemental Schedule

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

Current
Description of Issue	Value
Participant loans — Interest rates ranging from 4.00% to 8.50% *	$4,376,143

*	Represents a party in interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Retirement Savings Plan for Salaried Employees

Date: June 26, 2009

/s/ STEPHEN T. CALHOUN

Stephen T. Calhoun
Vice President-Human Resources

INDEX TO EXHIBIT

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm